UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 23, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Unaudited Consolidated Interim Financial

Information at March 31, 2015

and Report on Review of Interim

Financial Information

Report on review of interim financial information

To the Board of Directors and Shareholders

Fibria Celulose S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying consolidated interim accounting information of Fibria Celulose S.A., for the quarter ended March 31, 2015, comprising the balance sheet at that date and the statements of income and comprehensive income, the statements of changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the Deliberation CVM 673/11 (which approved accounting standard CPC 21(R1) - Interim Financial Reporting), and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above has not been prepared, in all material respects, in accordance with Deliberation CVM 673/11 and IAS 34.

São Paulo, April 22, 2015.

Eduardo Affonso de Vasconcelos

Accountant - CRC-1SP166001/O-3

Baker Tilly Brasil Auditores Independentes S/S

CRC-2SP016754/O-1

Fibria Celulose S.A.

Unaudited consolidated balance sheet at

In thousands of Reais

	March 31, 2015	December 31, 2014
Assets

Current
Cash and cash equivalents (Note 7)	566,673	461,067
Marketable securities (Note 8)	664,439	682,819
Derivative financial instruments (Note 9)	25,483	29,573
Trade accounts receivable, net (Note 10)	646,600	538,424
Inventory (Note 11)	1,391,229	1,238,793
Recoverable taxes (Note 12)	184,237	162,863
Other assets	116,624	147,638

	3,595,285	3,261,177

Non-current
Marketable securities (Note 8)	52,410	51,350
Derivative financial instruments (Note 9)	188,411	161,320
Related parties receivables (Note 14)	9,624	7,969
Recoverable taxes (Note 12)	1,767,887	1,752,101
Advances to suppliers (Note 20)	697,440	695,171
Judicial deposits (Note 20)	193,831	192,028
Deferred taxes (Note 13)	1,891,943	1,190,836
Assets held for sale (Note 1(b))	598,257	598,257
Other assets	87,406	91,208

Investments (Note 15)	97,193	79,882
Biological assets (Note 16)	3,751,350	3,707,845
Property, plant and equipment (Note 17)	9,115,429	9,252,733
Intangible assets (Note 18)	4,538,626	4,552,103

	22,989,807	22,332,803

Total assets	26,585,092	25,593,980

Fibria Celulose S.A.

Unaudited consolidated balance sheet at
In thousands of Reais	(continued)

	March 31, 2015	December 31, 2014
Liabilities and shareholders’ equity

Current
Loans and financing (Note 19)	948,374	965,389
Derivative financial instruments (Note 9)	445,811	185,872
Trade payables	579,547	593,348
Payroll, profit sharing and related charges	76,673	135,039
Taxes payable	92,786	56,158
Dividends payable	38,649	38,649
Other payables	131,000	124,775

	2,312,840	2,099,230

Non-current
Loans and financing (Note 19)	8,404,050	7,361,130
Derivative financial instruments (Note 9)	690,775	422,484
Taxes payable	111	124
Deferred taxes (Note 13)	262,277	266,528
Provision for contingencies (Note 20)	149,560	144,582
Liabilities related to the assets held for sale (Note 1(b))	477,000	477,000
Other payables	229,180	207,197

	10,212,953	8,879,045

Total liabilities	12,525,793	10,978,275

Shareholders’ equity
Share capital	9,729,006	9,729,006
Share capital reserve	4,220	3,920
Treasury shares	(10,346)	(10,346)
Statutory reserves	3,228,145	3,228,145
Other reserves	1,622,599	1,613,312
Accumulated losses	(569,360)

Equity attributable to shareholders of the Company	14,004,264	14,564,037

Equity attributable to non-controlling interests	55,035	51,668

Total shareholders’ equity	14,059,299	14,615,705

Total liabilities and shareholders’ equity	26,585,092	25,593,980

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of profit or loss

In thousands of Reais, except for the income per shares

	March 31, 2015	March 31, 2014

Revenues (Note 21)	1,997,066	1,642,331
Cost of sales (Note 23)	(1,272,265)	(1,247,794)

Gross profit	724,801	394,537

Operating income (expenses)
Selling expenses (Note 23)	(95,331)	(79,204)
General and administrative (Note 23)	(72,768)	(68,371)
Equity in income of associate	790
Other operating income (expenses), net (Note 23)	(20,595)	5,741

	(187,904)	(141,834)

Income before financial income and expenses	536,897	252,703

Financial income (Note 22)	36,542	32,687
Financial expenses (Note 22)	(110,430)	(472,970)
Result of derivative financial instruments, net (Note 22)	(548,797)	119,578
Foreign exchange loss, net (Note 22)	(1,123,125)	150,828

	(1,745,810)	(169,877)

Income (loss) before income taxes	(1,208,913)	82,826

Income taxes
Current (Note 13)	(59,858)	(11,823)
Deferred (Note 13)	702,778	(51,599)

Net income (loss) for the period	(565,993)	19,404

Attributable to
Shareholders of the Company	(569,360)	17,069

Non-controlling interest	3,367	2,335

Net income (loss) for the period	(565,993)	19,404

Basic earnings (loss) per share - in Reais (Note 24(a))	(1.028)	0.031

Diluted earnings (loss) per share - in Reais (Note 24(b))	(1.028)	0.031

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of comprehensive income

In thousands of Reais, except for the income per shares

	March 31, 2015	March 31, 2014

Net income for the period	(565,993)	19,404

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on available-for-sale financial assets - Ensyn	14,071
Tax effect thereon	(4,784)

Total other comprehensive income (loss) for the period, net of taxes	9,287

Total comprehensive income for the period, net of taxes	(556,706)	19,404

Attributable to
Shareholders of the Company	(560,073)	17,069
Non-controlling interest	3,367	2,335

	(556,706)	19,404

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited statement of changes in shareholders’ equity

In thousands of Reais, unless otherwise indicated

	Capital				Other reserves	Statutory reserves
	Capital	Transaction costs of the capital increase	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Retained earnings (accumulated losses)	Total	Non- controlling interest	Total

As at December 31, 2013	9,740,777	(11,771)	2,688	(10,346)	1,614,270	303,800	2,805,481		14,444,899	46,355	14,491,254

Total income
Net income and other comprehensive income for the period								17.069	17.069	2.335	19.404

As at March 31, 2014	9,740,777	(11,771)	2,688	(10,346)	1,614,270	303,800	2,805,481	17,069	14,461,968	48,690	14,510,658

As at December 31, 2014	9,740,777	(11,771)	3,920	(10,346)	1,613,312	311,579	2,916,566		14,564,037	51,668	14,615,705

Total income
Net income for the period								(569,360)	(569,360)	3,367	(565,993)
Other comprehensive income for the period					9,287				9,287		9,287
					9,287			(569,360)	(560,073)	3,367	(556,706)
Transactions with shareholders
Stock options program			300						300		300

As at March 31, 2015	9,740,777	(11,771)	4,220	(10,346)	1,622,599	311,579	2,916,566	(569,360)	14,004,264	55,035	14,059,299

The accompanying notes are an integral part of these consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of cash flows

In thousands of Reais

	March 31, 2015	March 31, 2014

Income (loss) before income taxes	(1,208,913)	82,826

Adjusted by
Depreciation, depletion and amortization	433,779	384,884
Depletion of wood from forestry partnership programs	14,043	27,246
Foreign exchange losses, net	1,123,125	(150,828)
Change in fair value of derivative financial instruments	548,797	(119,578)
Equity in losses of jointly-venture	(790)
Loss on disposal of property, plant, equipment and biological assets, net	3,488	733
Interest and gain/losses from marketable securities	(14,046)	(22,599)
Interest expense from loans and financing	98,961	136,732
Financial charges on bonds upon partial repurchase		302,869
Impairment of recoverable taxes - ICMS	19,784	25,147
Tax credits		(10,830)
Stock options program	300
Provisions and other	(1,164)	13,655

Decrease (increase) in assets
Trade accounts receivable	39,857	(57,587)
Inventory	(115,083)	(82,960)
Recoverable taxes	(54,586)	(12,271)
Other assets	26,254	(1,663)

Increase (decrease) in liabilities
Trade payables	(61,634)	1,737
Taxes payable	(16,631)	(25,532)
Payroll, profit sharing and related charges	(58,366)	(34,140)
Other payables	9,544	(5,549)

Cash provided by operating activities	786,719	452,292

Interest received - marketable securities	16,635	22,809
Interest paid - loans and financing	(65,755)	(161,305)
Income taxes paid	(8,307)	(3,033)

Net cash provided by operating activities	729,292	310,763

Fibria Celulose S.A.

Unaudited consolidated statement of cash flows
In thousands of Reais	(continued)

	March 31, 2015	March 31, 2014

Cash flows from investing activities
Proceeds from sale of land and building - Asset Light project		882,584
Acquisition of property, plant and equipment, intangible assets and forests	(340,075)	(305,384)
Advances for acquisition of wood from forestry partnership program	(16,041)	3,064
Subsidiary incorporation - Fibria Innovations (Note 15)	(11,630)
Marketable securities, net	25,780	268,840
Proceeds from sale of property, plant and equipment	4,374	(16,087)
Derivative transactions settled (Note 9(c))	(43,569)	(11,751)
Others	(10)	(129)

Net cash provided by (used in) investing activities	(381,171)	821,137

Cash flows from financing activities
Borrowings - loans and financing	139,455	909,773
Repayments - loans and financing - principal amount	(456,237)	(2,123,882)
Premium paid on bond repurchase transaction		(182,709)
Others	3,603	2,859

Net cash used in financing activities	(313,179)	(1,393,959)

Effect of exchange rate changes on cash and cash equivalents	70,664	(51,668)

Net increase (decrease) in cash and cash equivalents	105,606	(313,727)

Cash and cash equivalents at beginning of the period	461,067	1,271,752

Cash and cash equivalents at end of the period	566,673	958,025

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in this consolidated interim financial information as the “Company”, “Fibria”, or “we”. We have the legal status of a share corporation, operating under Brazilian corporate law. Our headquarters and principal executive office is located in São Paulo, SP, Brazil.

We are listed on the stock exchange of São Paulo (BM&FBOVESPA) and the New York Stock Exchange (NYSE) and we are subject to the reporting requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the United States Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. Forests in formation are located in the States of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo and Bahia.

We operate in a single operating segment, which is the producing and selling of short fiber pulp, with our pulp production facilities located in the cities of Aracruz (State of Espírito Santo), Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Veracel (State of Bahia) (jointly- controlled entity).

The pulp produced for export is delivered to customers by sea vessels on the basis of long-term contracts with the owners of these vessels, through the ports of Santos, located in the State of São Paulo (operated under a concession from Federal Government until 2017) and Barra do Riacho, located in the State of Espírito Santo (operated by our subsidiary Portocel - Terminal Especializado Barra do Riacho S.A.).

(b)                                Non-current assets held for sale

Losango project assets

On December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement for the sale of all of the Losango project assets, comprising approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the State of Rio Grande do Sul, in the amount of R$ 615 million. On this date the first installment of the purchase price, amounting to R$ 470 million, was paid to us. The second installment, amounting to R$ 140 million, was deposited in an escrow account and will be released to us once additional government approvals are obtained. On November 2014, we received an additional R$ 7 million as an advance from CMPC. The final installment of R$ 5 million is payable to us upon the completion of the transfer of the existing land lease contracts for the assets, and the applicable government approvals. The sale and purchase agreement establishes a period of 48 months, renewable at the option of CPMC for an additional 48 months, to obtain the required government approvals. If this approval is ultimately not obtained, we will be required to return to CMPC the amount paid to us, plus interest and the escrow deposits made by CMPC will revert. We have recorded the amount received as a liability under “Advances received in relation to assets held for sale”.

Since the signing of the Purchase and Sale Agreement with CMPC, we have taken action to obtain the approvals needed, such as the fulfillment of all conditions precedent, the partial renewal of the operating license of the areas and obtaining the documentation to be presented to the applicable government

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

agencies. The consistent progress in obtaining these approvals indicates that favorable resolution will be achieved.

We have concluded that these assets should remain classified as assets held for sale. However, the completion of the sale is not under our sole control and it depends on various government approvals, which have been slower than expected. Accordingly we have concluded that they should continue to be classified as non-current assets held for sale as at March 31, 2015.

Upon classification as assets held for sale, the carrying amounts of the assets held for sale were compared to their estimated fair values less cost of sale, and no impairment losses were identified.

The Losango assets did not generate any significant impact in the unaudited consolidated statement of profit or losses for the three-month period ended March 31, 2014 and 2013.

2                                        Presentation of consolidated interim financial information and summary of significant accounting policies

2.1                              Consolidated interim financial information - basis of preparation

(a)                                Accounting policies adopted

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 and Deliberation 673/11 issued by the Brazilian Securities and Exchange Commission CVM, which approved the CPC 21(R1) - “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB) and the Accounting Statements Committee Standards (CPC).

The consolidated interim financial information should be read in conjunction with the audited financial statements for the year ended December 31, 2014, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those presented in the annual financial statements.

The current accounting practices, which include the measurement principles for the recognition and valuation of the assets and liabilities, the calculation methods used in the preparation of this interim financial information and the estimates used, are the same as those used in the preparation of the most recent annual financial statements, except to the items related to the adoption of the new standards, amendments and interpretations issued by IASB and CVM, as detailed in Note 3 below.

(b)                                Approval of the consolidated interim financial information

The consolidated unaudited interim financial information was approved by the Board of Directors on April 22, 2015.

2.2                              Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will seldom match the actual results. In the three-month period ended March 31, 2015, there were no significant changes in the estimates and assumptions which are

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

likely to result in significant adjustments to the carrying amounts of assets and liabilities during the current financial year, compared to those disclosed in Note 3 to our most recent annual financial statements.

3                                        New standards, amendments and interpretations issued by IASB and CVM

The standards below have been issued and are effectives for future periods. We have not early adopted these standards.

Standard	Effective date	Main points introduced by the standard	Impacts of the adoption
IFRS 9 - Financial Instruments	January 1, 2018

The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement.

The Company is currently assessing the impacts of the adoption.
IFRS 15 - Revenue	January 1, 2017	This accounting standard establishes the accounting principles to be followed by entities to determine and measure revenue and when the revenue should be recognized.	The Company is currently assessing the impacts of the adoption.
IAS 41 - Agriculture (equivalent to CPC 29 - Biological Assets and Agricultural Produce)	January 1, 2016

The “bearer plants” should be accounted for as property, plant and equipment (IAS 16/CPC 27), i.e., at cost less depreciation or impairment provision. “Bearer plants” are defined as those used to produce fruit/ regenerate for several years, but the plant itself, once mature, does not suffer relevant changes.

The Company is currently assessing the impacts of the adoption.

There are no other IFRSs or IFRIC interpretations that are not yet effective that the Company expect to have a material impact on the Company’s financial position and results of operations.

4                                        Risk management

The risk management policies and financial risk factors disclosed in the annual financial statements (Note 4) did not show any significant changes. The Company’s financial liabilities which present liquidity risk are presented below by maturity (Note 4.1), exchange risk exposure (Note 4.2), sensitivity analysis (Note 5) and fair value estimates (Note 6), which was considered relevant by Fibria’s management to be accompanied quarterly.

4.1                              Liquidity risk

The table below presents the financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as such they differ from the amounts presented in the consolidated balance sheet.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

	Less than one year	Between one and two years	Between two and five years	Over five years

At March 31, 2015
Loans and financing	1,243,951	2,300,169	5,449,769	2,625,757
Derivative instruments	470,662	231,873	873,155	112,275
Trade and other payables	710,547	45,744	36,882	39,045

	2,425,160	2,577,786	6,359,806	2,777,077

At December 31, 2014
Loans and financing	1,156,951	2,105,192	4,353,071	2,203,134
Derivative instruments	178,964	142,662	504,133	74,545
Trade and other payables	725,123	36,927	30,546	34,087

	2,061,038	2,284,781	4,887,750	2,311,766

4.2                              Foreign exchange risk

	March 31, 2015	December 31, 2014

Assets in foreign currency
Cash and cash equivalents (Note 7)	500,509	279,664
Marketable securities (Note 8)	25,821	61,352
Trade accounts receivable (Note 10)	603,122	496,493

	1,129,452	837,509

Liabilities in foreign currency
Loans and financing (Note 19)	7,392,581	6,280,545
Trade payables	50,495	72,263
Derivative instruments (Note 9(a))	1,084,515	538,451

	8,527,591	6,891,259

Liability exposure	(7,398,139)	(6,053,750)

5                                        Sensitivity analysis

Sensitivity analysis of changes in foreign currency

The Company’s significant risk factor, considering the period of three-month period for the evaluation is its U.S. Dollar exposure. We adopted as the probable scenario the fair value considering the market yield as At March 31, 2015.

To calculate the probable scenario the closing exchange rate at the date of these consolidated interim financial information was used (R$ x USD = 3.2080). As the amounts have already been recognized in the consolidated interim financial information, there are no additional effects in the income statement in this scenario. In the “Possible” and “Remote” scenarios, the US Dollar is deemed to

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

appreciate/depreciate by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

	Impact of an appreciation/depreciation of the real against the U.S. Dollar on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Derivative instruments
Options	726,351	1,708,847
Swap contracts	623,041	1,246,991
Loans and financing	1,707,985	3,415,970
Marketable securities	105,101	210,203

Sensitivity analysis in changes in interest rate

We adopted as the probable scenario the fair value considering the market yield as At March 31, 2015. As the amounts are already recognized in the consolidated interim financial information, there are no additional effects in the income statement in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

	Impact of an increase/decrease of the interest rate on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Loans and financing
LIBOR	296	525
Currency basket	1,561	3,118
TJLP	1,400	2,785
Interbank Deposit Certificate (CDI)	1,517	2,997

Derivative instruments
LIBOR	15,002	29,100
TJLP	4,079	7,214
Interbank Deposit Certificate (CDI)	35,178	70,061

Marketable securities (a)
Interbank Deposit Certificate (CDI)	3,234	6,168

(a)    Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

Sensitivity analysis in changes in the United States Consumer Price Index - US-CPI

To calculate the “Probable” scenario, we used the US-CPI index at March 31, 2015. The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI.

	Impact of an appreciation of the US-CPI at the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	134,216	276,985

6                                        Fair value estimates

In the three-month period ended March 31, 2015, there were no changes in the criteria of classification of the assets and liabilities in the levels of the fair value hierarchy when compared to the criteria used in the classification of those instruments disclosed in Note 6 to our most recent annual financial statements as at December 31, 2014.

	March 31, 2015
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative instruments (Note 9)		213,894		213,894
Warrant to acquire Ensyn’s shares (Note 15)			14,241	14,240
Marketable securities (Note 8)	134,146	530,293		664,439

Available for sale financial assets
Other investments - Ensyn (Note 15)			81,804	81,804

Biological asset (Note 16) (*)			3,751,350	3,751,350

Total assets	134,146	744,187	3,847,395	4,725,727

Liabilities
At fair value through profit and loss
Derivative instruments (Note 9)		1,136,586		1,136,586

Total liabilities		1,136,586		1,136,586

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

	December 31, 2014
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative instruments (Note 9)		190,893		190,893
Warrant to acquire Ensyn’s shares (Note 15)			11,791	11,791
Marketable securities (Note 8)	193,131	489,688		682,819

Available for sale financial assets
Other investments — Ensyn (Note 15)			67,733	67,733

Biological asset (Note 16) (*)			3,707,845	3,707,845

Total assets	193,131	680,581	3,787,369	4,661,081

Liabilities
At fair value through profit and loss
Derivative instruments (Note 9)		608,356		608,356

Total liabilities		608,356		608,356

(*) See the changes in the fair value of the biological assets in Note 16.

There were no transfers between levels 1, 2 and 3 during the periods presented.

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (a) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (b) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The fair value of loans and financing are classified as Level 2 on the fair value hierarchy. The following table presents the fair value of loans and financing:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

	Yield used to discount (*)	March 31, 2015	December 31, 2014

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		349,217	292,188
Bonds - Fibria Overseas		1,906,765	1,598,708
Estimative based on discounted cash flow
In foreign currency
Export credits	LIBOR USD	4,534,435	3,824,319
Export credits (ACC/ACE)	DDI	155,499	260,345
In local currency
BNDES — TJLP	Brazilian interbank rate (DI 1)	997,803	1,072,412
BNDES — Fixed rate	Brazilian interbank rate (DI 1)	75,446	77,980
Currency basket	Brazilian interbank rate (DI 1)	465,239	400,233
FINEP	Brazilian interbank rate (DI 1)	2,530	2,675
FINAME	Brazilian interbank rate (DI 1)	8,347	9,457
NCE in Reais	Brazilian interbank rate (DI 1)	710,057	707,872
Midwest Fund	Brazilian interbank rate (DI 1)	29,477	32,304

		9,234,815	8,278,493

(*) It used to calculate the present value of the loans.

6.2                              Fair value measurement of derivative financial instruments (including embedded derivative)

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•             Swap contracts - the present value of both the asset and liability legs are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated, considering both of Fibria’s and counterpart credit risk. The contract fair value is the difference between the asset and liability.

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering both of Fibria’s and counterpart credit risk. Volatility information and interest rates are observable and obtained from BM&FBOVESPA exchange information to calculate the fair values.

•            Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates in the American titles indexed to the inflation rate (TIPS), issued by the Bloomberg. The cash flow of the asset position is projected using the fixed rate established in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

The yield curves used to calculate the fair value in March 31, 2015 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %
1M	12.64	1M	0.18	1M	23.59
6M	13.38	6M	0.32	6M	5.57
1Y	13.52	1Y	0.47	1Y	4.46
2Y	13.33	2Y	0.83	2Y	4.00
3Y	13.16	3Y	1.15	3Y	3.89
5Y	13.00	5Y	1.57	5Y	3.89
10Y	12.93	10Y	2.08	10Y	3.99

7                                        Cash and cash equivalents

	Average yield - %	March 31, 2015	December 31, 2014

Cash and banks		149,713	122,515
Fixed-term deposits
Local currency	101.3	22,318	157,883
Foreign currency	0.16	394,642	180,669

Cash and cash equivalents		566,673	461,067

The increase of R$ 105,606 in the three-month period ended March 31, 2015 refers, mainly, to our strategy of keeping the minimum cash balance available and higher liquidity, which will be used to early payment of less attractive debts.

8                                        Marketable securities

	Average yield p.a.- %	March 31, 2015	December 31, 2014

In local currency
Brazilian federal provision fund	68 of CDI	212	30
Brazilian federal government securities	133.12 of CDI	186,344	244,451
Private securities	101.18 of CDI	504,472	428,336

In foreign currency
Private securities	0.90	25,821	61,352

Marketable securities		716,849	734,169

Current		664,439	682,819

Non-Current		52,410	51,350

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

9                                        Derivative financial instruments (including embedded derivative)

(a)                                Derivative financial instruments by type

	Reference value (notional) - in U.S. Dollars		Fair value
Type of derivative	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014

Instruments contracted of economic hedge strategy
Operational hedge
Cash flow hedges of exports
Zero cost collar	1,345,000	1,465,000	(182,553)	(19,443)

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (US$)	534,382	538,207	(12,518)	3,353

Hedges of foreign currency
Swap DI x US$ (US$)	400,991	405,269	(455,118)	(215,654)
Swap TJLP x US$ (US$)	157,667	180,771	(256,375)	(196,818)
Swap Pre x US$ (US$)	171,382	191,800	(177,951)	(109,889)

			(1,084,515)	(538,451)

Embedded derivative in forestry partnership and standing timber supply agreements (*)
Swap changes in US-CPI	891,128	902,267	161,823	120,988

Classified
In current assets			25,483	29,573
In non-current assets			188,411	161,320
In current liabilities			(445,811)	(185,872)
In non-current liabilities			(690,775)	(422,484)

Total, net			(922,692)	(417,463)

(*) The embedded derivative is a swap of the US-CPI variations during the term of the Forestry Partnership and Standing Timber Supply Agreements.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

(b)                                 Derivative financial instruments of economic hedge strategy by type and broken down by nature of the exposure

	Reference value (notional) - in currency of origin		Fair value
Type of derivative and protected risk	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014

Swap contracts - Hedges of debts
Asset
USD LIBOR (LIBOR to fixed)	534,382	538,207	1,613,176	1.352.345
BRL fixed rate (BRL to USD)	779,989	788,208	1,091,551	1.082.215
BRL TJLP (BRL to USD)	256,168	293,676	244,701	279.328
BRL Pre (BRL to USD)	354,783	395,697	289,363	323.898
Liability
USD fixed rate (LIBOR to fixed)	534,382	538,207	(1,625,694)	(1.348.992)
USD fixed rate (BRL to USD)	400,991	405,269	(1,546,669)	(1.297.868)
USD fixed rate (BRL TJLP to USD)	157,667	180,771	(501,076)	(476.146)
USD fixed rate (BRL to USD)	171,382	191,800	(467,314)	(433.788)

Total of swap contracts			(901,962)	(519.008)

Options
Cash flow hedge — zero cost collar	1,345,000	1,465,000	(182,553)	(19.443)

			(1,084,515)	(538.451)

(c)                                 Derivative financial instruments by type of economic hedge strategy contracts

	Fair value		Amount paid
Type of derivative	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014

Operational hedges
Cash flow hedges of exports	(182,553)	(19,443)	(2,946)	(13)
Hedges of debts
Hedges of interest rates	(12,518)	3,353	(1,155)	(5.445)
Hedges of foreign currency	(889,444)	(522,361)	(39,468)	(47.641)

	(1,084,515)	(538,451)	(43,569)	(53.099)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

(d)                                Fair value and counterparty by maturity date of economic hedge strategy contracts

Fair values by maturity:

	March 31, 2015	December 31, 2014

2015	(366,932)	(158,095)
2016	(193,535)	(99,947)
2017	(258,020)	(134,814)
2018	(180,229)	(87,208)
2019	(53,052)	(35,401)
2020	(32,747)	(22,986)

	(1,084,515)	(538,451)

Notional and fair value by counterparty:

	March 31, 2015		December 31, 2014
	Notional — in U.S. Dollars	Fair value	Notional — in U.S. Dollars	Fair value

Banco Itaú BBA S.A.	487,322	(194,097)	603,906	(67,675)
Deutsche Bank S.A.	207,175	(19,870)	253,450	12
Banco CreditAgricole Brasil S.A.	62,304	(16,273)	68,623	(10,085)
Banco Citibank S.A.	87,313	(62,679)	45,671	(48,612)
Bank of America Merrill Lynch	300,000	(10,527)	300,000	(1,385)
Banco Santander Brasil S.A.	184,219	(150,616)	196,987	(95,818)
Banco Safra S.A.	195,945	(262,511)	198,598	(132,726)
Banco BNP Paribas Brasil S.A.	130,000	(12,955)	210,000	(1,741)
HSBC Bank Brasil S.A.	150,450	(64,771)	160,446	(40,675)
Banco Bradesco S.A.	182,228	(218,263)	182,229	(126,785)
Banco J. P. Morgan S.A.	512,857	(48,220)	467,857	(3,446)
Goldman Sachs do Brasil	65,000	(8,403)	65,000	(1,007)
Banco Votorantim S.A.	29,609	(12,750)	13,280	(8,237)
Morgan Stanley & CO.	15,000	(2,580)	15,000	(271)

	2,609,422	(1,084,515)	2,781,047	(538,451)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined.

The outstanding contracts at March 31, 2015 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

10                                 Trade accounts receivable

	March 31, 2015	December 31, 2014

Domestic customers	51,676	50,729
Export customers	603,122	496,493

	654,798	547,222

Allowance for doubtful accounts	(8,198)	(8,798)

	646,600	538,424

In the three-month period ended March 31, 2015, we made some factoring transactions without recourse for certain customers’ receivables, in the amount of R$ 1,240,460 (R$ 1,230,143 at December 31, 2014), that were derecognized from accounts receivable in the balance sheet.

11                                 Inventory

	March 31, 2015	December 31, 2014

Finished goods
At plants/warehouses in Brazil	190,479	137,741
Outside Brazil	607,432	515,522
Work in process	13,828	16,942
Raw materials	420,848	402,293
Supplies	155,806	161,758
Imports in transit	2,439	3,873
Advances to suppliers	397	664

	1,391,229	1,238,793

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

12                                 Recoverable taxes

	March 31, 2015	December 31, 2014

Current

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	717,378	680,927
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	18,708	19,465
Value-added Tax on Sales and Services (ICMS and IPI) on purchases of raw materials and supplies	918,534	896,460
Federal tax credits	418,654	444,906
Credit related to Reintegra Program (a)	57,178	37,027
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	570,764	570,333
Provision for the impairment of ICMS credits	(749,092)	(734,154)

	1,952,124	1,914,964

Current	184,237	162,863

Non-current	1,767,887	1,752,101

During the three-month period ended March 31, 2015, there were no relevant changes to our expectations regarding the recoverability of the tax credits presented in this note and the Note 14 to the most recent annual financial statements.

(a)                                Reintegra Special Tax Regime

Fibria is beneficiary of the Special Tax Refund Regime for Exporting Companies (known as Reintegra), stablished by Provisional Measure nº 651/2014 (enacted as Law 13.043/2014 on November 13,  2014),

With the issuance of the Act nº 8,415, on February 27, 2015, the percentage to be applied over the export revenue for calculation of the tax credit was changed from 3% to 1% between March 1, 2015 and December 31, 2016. In 2017, the percentage to be used will be 2% and in 2018, 3% over the export revenue.

In the three-month period ended March 31, 2015, the Company recognized Reintegra credits of R$24.705, under “Cost of sales” in the Statement of profit and loss.

13                                 Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the date of the interim financial information.

The Company pays income taxes on the profits generated by foreign subsidiaries in accordance with the Law 12,973/14, which revoked the Article 74 of Provisional Measure 2,158/01, but kept the determination that the profits earned each year by foreign controlled subsidiaries are subject to the payment of income tax and social contribution in Brazil in the same year, at a rate of 34%, applied to the subsidiaries’ accounting profits before income tax. The repatriation of these profits in subsequent years is not subject to future taxation in Brazil. The Company records a provision for income taxes on foreign subsidiaries on an accruals basis. The Company decided to start paying these taxes primarily to mitigate any risk of future tax assessments on this matter.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

(a)                                Deferred taxes

	March 31, 2015	December 31, 2014

Tax loss carryforwards (i)	258,205	192,647
Provision for contingencies	104,723	111,799
Sundry provisions (impairment, operational and other)	468,208	447,273
Results of derivative contracts - cash basis for tax purposes	313,716	141,938
Exchange losses (net) - cash basis for tax purposes	1,521,135	913,219
Tax amortization of the assets acquired in the business combination - Aracruz	101,852	102,335
Actuarial gains on medical assistance plan (SEPACO)	6,609	6,609
Provision for income tax and social contribution from foreign subsidiaries	(165,315)	(25,977)
Tax accelerated depreciation	(9,228)	(9,889)
Reforestation costs already deducted for tax purposes	(353,137)	(348,398)
Fair values of biological assets	(137,842)	(153,020)
Effects of business combination - acquisition of Aracruz	(1,048)	(3,165)
Tax benefit of goodwill - goodwill not amortized for accounting purposes	(469,658)	(447,293)
Other provisions	(8,554)	(3,770)

Total deferred taxes asset, net	1,629,666	924,308

Deferred taxes - asset (net by entity)	1,891,943	1,190,836

Deferred taxes - liability (net by entity)	262,277	266,528

(i)        The balance as at March 31, 2015 is presented net of Hungarian Forint HUF 25,752 million (equivalent to R$ 295,201 as of March 31, 2015 and R$ 263,297 as of December 31, 2014) related to the provision for impairment for foreign tax credits.

Changes in the net balance of deferred income tax are as follows:

	March 31, 2015	December 31, 2014

At the beginning of the period	924,308	732,220
Tax loss carryforwards	65,558	20,128
Temporary differences regarding provisions	13,859	23,261
Provision for income tax and social contribution from foreign subsidiaries	(139,338)	(25,977)
Derivative financial instruments taxed on a cash basis	171,778	(15,933)
Amortization of goodwill	(22,848)	(98,063)
Reforestation costs	(4,078)	(36,804)
Exchange losses (net) taxed on a cash basis	607,916	266,933
Fair value of biological assets	15,178	46,841
Actuarial losses on medical assistance plan (SEPACO)		2,478
Other	(2,667)	9,224

At the end of the period	1,629,666	924,308

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

(b)                                Reconciliation of taxes on income

	March 31, 2015	March 31, 2014

Income (loss) before tax	(1,208,913)	82,826

Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	411,030	(28,161)

Reconciliation to effective expense:

Benefits to directors	(5,587)	(2,846)
Equity in losses of jointly-venture	269
Taxes on earnings of foreign subsidiaries		(7,566)
Difference in tax rates of foreign subsidiaries	32	11,226
Credit of Reintegra Program	8,400
Foreign exchange effects on foreign subsidiaries (i)	225,182	(35,609)
Other, mainly non-deductible provisions	3,594	(466)

Income tax and social contribution benefit (expense) for the period	642,920	(63,422)

Income tax and social contribution — current	(59,858)	(11,823)

Income tax and social contribution - deferred	702,778	(51,599)

	642,920	(63,422)

Effective rate - %	53.2	76.6

(i)        Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the real as the functional currency. As the real is not used for tax purposes in the foreign country this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it ever be subject to tax in Brazil.

14                                 Significant transactions and balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. (“VID”), which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 30.38% of our shares (together the “Controlling Shareholders”).

The Company’s commercial and financial transactions with its subsidiaries, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

In the three-month period ended March 31, 2015, there were no changes in the terms of the contracts, agreements and transactions, and there were no new contracts, agreements or transactions with distinct nature between the Company and its related parties when compared to the transactions disclosed in Note 16 to the most recent financial statements as at December 31, 2014.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

(i)                                   Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	March 31, 2015	December 31, 2014

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(386)	(172)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(1,758,794)	(1,756,133)

		(1,759,180)	(1,756,305)

Transactions with Votorantim Group companies
Votorantim Participações S.A.	Financing	9,624	7,969
Votener - Votorantim Comercializadora e Energia	Energy supplier	10,355	20,719
Banco Votorantim S.A.	Marketable securities	6,454
Banco Votorantim S.A.	Financial instruments	(12,750)	(8,237)
Votorantim Cimentos S.A.	Input supplier	(236)	(269)
Votorantim Metais	Chemical products supplier	(216)
Votorantim Metais	Leasing of land	(773)	(773)
Companhia Brasileira de Alumínio (CBA)	Leasing of land	(39)	(39)

		12,419	19,370

Net		(1,746,761)	(1,736,935)

Presented in the following lines
In assets
Marketable securities (Note 8)		6,454
Related parties - non-current		9,624	7,969
Other assets - current		10,355	20,719
In liabilities
Loans and financing (Note 19)		(1,758,794)	(1,756,133)
Derivative financial instruments (Note 9)		(12,750)	(8,237)
Suppliers		(1,650)	(1,253)

		(1,746,761)	(1,736,935)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

(ii)                               Transactions recognized in the Statement of profit and loss

	Income (expense)
	Nature	March 31, 2015	March 31, 2014

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(2,747)	(3,180)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(136,336)	(19,346)

		(139,083)	(22,526)

Transactions with associates
Bahia Produtos de Madeira S.A.	Sales of wood		2,402

Transactions with Votorantim Group companies
Votorantim Participações S.A.	Financing	1,655
Votener - Votorantim Comercializadora de Energia	Energy supplier	28,586	(11,700)
Banco Votorantim S.A.	Marketable securities	10
Banco Votorantim S.A.	Financial instruments	(4,513)	2,955
Votorantim Cimentos S.A.	Energy supplier	1,425	1,762
Votorantim Cimentos S.A.	Input supplier	(32)	(2,435)
Sitrel Siderurgia Três Lagoas	Energy supplier	848	602
Votorantim Metais Ltda.	Chemical products supplier	(1,058)	(87)
Votorantim Metais Ltda.	Leasing of lands	(2,318)	(2,252)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(117)	(110)

		24,486	(11,265)

(b)                                Remuneration of officers and directors

The remuneration expenses, including all benefits, are summarized as follows:

	March 31, 2015	March 31, 2014

Short-term benefits to officers and directors	9,536	7,410
Benefit program - Phantom Stock Options and Stock Options plans	2,208	1,140

	11,744	8,550

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program. The long-term benefits refer to the variable compensation program and Phantom Stock Options and Stock Options plans.

Short-term benefits to officers and directors do not include the compensation for the Statutory Audit Committee, Finance, Compensation and Sustainability Committees’ members of R$ 248 for the three-

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

month period ended March 31, 2015 (R$ 383 for the three-month period ended March 31, 2014).

The Company does not have any additional post-employment active plan and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s officers and directors are recorded in the following lines items of the current and non-current liabilities and in the shareholders’ equity:

	March 31, 2015	December 31, 2014

Current liability
Payroll, profit sharing and related charges	3,525	20,883

Non-current liability
Other payables	19,013	13,665

Shareholders’ equity
Capital reserve	1,218	918

	23,756	35,466

15                                 Investments

	March 31, 2015	December 31, 2014

Investment in associate and joint-venture - equity method (i)	14,777	13,987
Impairment of investments (i)	(13,629)	(13,629)
Other investments — at fair value (ii)	96,045	79,524

	97,193	79,882

(i)        On July 31, 2014, the Company acquired 100% of the capital of Weyerhaeuser Brasil Participações Ltda., for R$ 6,716, which held 66.67% of the capital of our associate Bahia Produtos de Madeira S.A. As from that date, the Company holds, directly and indirectly, 100% of the capital of Bahia Produtos de Madeira S.A. We recognized provision for impairment in these subsidiaries.

(ii)     Fair value change in our interest in Ensyn was not significant in the three-month period ended March 31, 2015. The increase in the balance refers to the foreign currency effect on the investment.

None of the subsidiaries and jointly-operated entities has publicly traded shares.

The provisions and contingent liabilities related to the entities of the Company are described in Note 20.

Additionally, the Company does not have any significant restriction or commitments with regards to its associates and joint-venture.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

Incorporation of subsidiary

In January 2015, the Company concluded the process of incorporation of the subsidiary Fibria Innovations LLC., located in Vancouver - Canada, whose purpose is the research and development of bio-products from biomass.

16                                 Biological assets

	March 31, 2015	December 31, 2014

At the beginning of the period
Historical cost	3,172,431	2,730,510
Fair value - step up	535,414	692,924
	3,707,845	3,423,434

Additions	282,385	1,185,189
Harvests in the period
Historical cost	(204,809)	(749,986)
Fair value	(48,512)	(209,265)
Change in fair value - step up		51,755
Reversal of disposals (disposals)		1,817
Borrowing costs capitalized	14,439	5,160
Transfer (i)	2	(259)

At the end of the period	3,751,350	3,707,845
Historical cost	3,260,665	3,172,431
Fair value - step up	490,685	535,414

(i) Includes transfers between biological assets and inventory.

In accordance with our accounting policies, the valuation of the biological assets at the fair value is performed semiannually. On December 31, 2014, the changes in fair value of the biological assets recognized by us was R$ 51,755, as detailed in Note 18 of the most recent financial statements for the year ended December 31, 2014.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

17           Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2013	1,249,332	1,426,592	6,902,717	24,317	191,029	30,517	9,824,504
Additions		18	6,325	(18,912)	360,348	1,715	349,494
Disposals	(57,202)	(10,140)	(44,467)	(3,726)		(11,306)	(126,841)
Depreciation		(128,368)	(657,191)			(12,081)	(797,640)
Transfers and others (*)	8,382	70,614	250,403	66	(335,495)	9,246	3,216

At December 31, 2014	1,200,512	1,358,716	6,457,787	1,745	215,882	18,091	9,252,733
Additions		2	4,573	1,664	55,576	117	57,690
Disposals	(2,923)	(1,086)	(1,236)			(43)	(5,288)
Depreciation		(27,985)	(164,676)			(3,522)	(196,183)
Transfers and others (*)		15,159	45,997	308	(77,326)	18,097	6,477

At March 31, 2015	1,197,589	1,344,806	6,342,445	3,717	194,132	32,740	9,115,429

(*) Includes transfers between property, plant and equipment, intangible assets and inventory.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

18                                 Intangible assets

	March 31, 2015	December 31, 2014

At the beginning of the period	4,552,103	4,634,265
Additions	7,388	40
Amortization	(22,764)	(90,854)
Disposals		(20)
Transfers and others (*)	1,899	8,672

At the end of the period	4,538,626	4,552,103

Composed by
Goodwill — Aracruz	4,230,450	4,230,450
Systems development and deployment	23,471	26,703
Acquired from business combination
Databases	171,000	182,400
Patents		5,160
Relationships with suppliers
Chemical products	100,547	103,125
Other	13,158	4,265

	4,538,626	4,552,103

(*) Includes transfers between property, plant and equipment and intangible assets.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

19               Loans and financing

(a)              Breakdown of the balance by type of loan

		Average annual	Current		Non- current		Total
Type/purpose	Interest rate	interest rate - %	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014

In foreign currency
BNDES	UMBNDES	6.4	72,454	62,307	488,037	409,594	560,491	471,901
Bonds	Fixed	5.6	44,234	11,154	2,203,932	1,825,189	2,248,166	1,836,343
Export credits (prepayment)	LIBOR 3M	2.8	272,486	190,707	4,155,314	3,518,474	4,427,800	3,709,181
Export credits (ACC/ACE)	Fixed	0.9	156,124	263,120			156,124	263,120

			545,298	527,288	6,847,283	5,753,257	7,392,581	6,280,545

In Reais
BNDES	TJLP	8.8	287,219	320,838	821,530	870,720	1,108,749	1,191,558
BNDES	Fixed	4.4	18,534	16,654	71,020	76,020	89,554	92,674
FINAME	TJLP and Fixed	4.0	4,974	4,978	4,211	5,451	9,185	10,429
NCE	CDI	13.9	80,243	83,507	638,039	630,742	718,282	714,249
Midwest Region Fund (FCO and FINEP)	Fixed	8.1	12,106	12,124	21,967	24,940	34,073	37,064

			403,076	438,101	1,556,767	1,607,873	1,959,843	2,045,974

			948,374	965,389	8,404,050	7,361,130	9,352,424	8,326,519

Interest			82,812	51,957	78,258	65,710	161,070	117,667
Short-term borrowing			156,124	262,739			156,124	262,739
Long-term borrowing			709,438	650,693	8,325,792	7,295,420	9,035,230	7,946,113

			948,374	965,389	8,404,050	7,361,130	9,352,424	8,326,519

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

(b)    Breakdown by maturity

	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total

In foreign currency
BNDES	40,152	71,937	64,376	52,620	122,461	118,326	18,165			488,037
Bonds					305,534				1,898,398	2,203,932
Export credits (prepayment)	215,337	577,293	984,585	1,804,098	574,001					4,155,314

	255,489	649,230	1,048,961	1,856,718	1,001,996	118,326	18,165		1,898,398	6,847,283

In Reais
BNDES - TJLP	122,399	156,281	112,538	84,783	142,884	150,136	43,772	8,737		821,530
BNDES - Fixed	15,001	20,001	19,066	13,290	3,662					71,020
FINAME	1,985	2,059	167							4,211
NCE	79,740	247,784	224,066	43,225	43,224					638,039
Midwest Region Fund (FCO e FINEP)	8,920	11,893	659	495						21,967

	228,045	438,018	356,496	141,793	189,770	150,136	43,772	8,737		1,556,767

	483,534	1,087,248	1,405,457	1,998,511	1,191,766	268,462	61,937	8,737	1,898,398	8,404,050

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency

	March 31, 2015	December 31, 2014

Real	1,959,843	2,045,974
U.S. Dollar	6,832,090	5,808,644
Currency basket	560,491	471,901

	9,352,424	8,326,519

(d)                                Roll forward

	March 31, 2015	December 31, 2014

At the beginning of period	8,326,519	9,773,097
Borrowings	139,455	4,382,345
Interest expense	101,084	475,780
Foreign exchange	1,301,736	690,271
Repayments - principal amount	(456,237)	(6,636,153)
Interest paid	(65,755)	(491,173)
Expense of transaction costs of Bonds early redeemed		133,233
Addition of transaction costs		(36,736)
Other (*)	5,622	35,855

At the end of the period	9,352,424	8,326,519

(*)  it includes amortization of transactions costs.

(e)                                 Relevant operations settled in the period

Export credits - ACC and ACE

In the three-month period ended March 31, 2015, the Company paid in the maturity date the amount of US$ 35 million (equivalents then to R$ 91,777) and, US$ 29 million (equivalents then to R$ 84,078), through its jointly-operation Veracel, regarding exports credits (ACC and ACE), with interest rates between 0.18% and 0.93% p.a.

(f)                                  Relevant operations contracted in the period

Export credits - ACC

In the three-month period ended March 31, 2015, the Company, through its jointly-operation Veracel, entered into export contracts (ACC) in the amount of US$ 17 million (equivalent then to R$ 48,750), with maturities between August and September 2015 and fixed interest rate between 1.02% and 1.09% p.a.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

(g)                                Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts.

The Company’s debt financial covenants are measured based on consolidated information translated into U.S. Dollars. The covenants specify that indebtedness ratio (Net debt to Adjusted EBITDA, as defined (Note 4.2.2 to the most recent financial statements for the year ended December 31, 2014)) cannot exceed 4.5x.

The Company is in full compliance with the covenants established in the financial contracts at March 31, 2015.

The loan indentures with debt financial covenants also present the following events of default:

•             Non-payment, within the stipulated period, of the principal or interest.

•             Inaccuracy of any declaration, guarantee or certification provided.

•             Cross-default and cross-judgment default, subject to an agreed.

•             Subject to certain periods for resolution, breach of any obligation under the contract.

•             Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel.

20                                 Provision for contingencies

	March 31, 2015			December 31, 2014
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	89,895	103,970	14,075	88,858	100,604	11,746
Labor	52,468	176,666	124,198	52,304	174,179	121,875
Civil	16,559	27,846	11,287	16,400	27,361	10,961

	158,922	308,482	149,560	157,562	302,144	144,582

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

The change in the provision for contingencies is as follows:

	March 31, 2015	December 31, 2014

At the beginning of the period	302,144	280,512
Disposals	(1,168)	(7,280)
Reversal	(7,017)	(37,458)
New litigation	6,758	17,723
Accrual of financial charges	7,765	48,647

At the end of the period	308,482	302,144

In the three-month period ended March 31, 2015, there were no significant changes in the possible loss contingencies in comparison with the most recent annual financial statements as at December 31, 2014. See below the main update in the period:

(i)                                   Swap of industrial and forestry assets with International Paper

On March 4, 2015, the Tax Federal Administrative Court (CARF - Conselho Administrativo de Recursos Fiscais), declared that they partially sustained the position of the tax authorities  in regards to the administrative process related to the tax assessment notice issued by the Federal Revenue Service Office regarding the swap of industrial and forestry assets between Fibria and International Paper in 2007 and reduced the applicable fines from 150% to 75%. Following the decision, the updated amount involved was reduced from R$ 1,957 million to R$ 1,452 million, of which R$557 million refers to the principal, R$417 million to fines and R$478 million to interest.

Against the decision, the Company will present the applicable appeals. In the event of failure at the administrative level, the Company emphasizes that they will discuss the debt at the judicial level.

The Company reinforces that the CARF decision does not present any financial impact and maintain its position of not to constitute any provision for contingencies in relation to this matter, based on its understanding and in the internal and external advisors opinion that the probability of gain on the case is possible.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

21                                Revenue

(a)                                Reconciliation

	March 31, 2015	March 31, 2014

Gross amount	2,535,146	1,986,923
Sales taxes	(44,789)	(34,642)
Discounts and returns (*)	(493,291)	(309,950)

Net revenues	1,997,066	1,642,331

(*)  Related mainly to trade discounts.

(b)                                Information about markets

	March 31, 2015	March 31, 2014

Revenue
Domestic market	170,682	136,144
Export market	1,804,663	1,485,861
Services	21,721	20,326

	1,997,066	1,642,331

(c)                                 Information by geographic areas

The geographic areas are determined based on the customer location. The Company’s revenue classified by geographic areas is described below:

	March 31, 2015	March 31, 2014

Europe	936,679	749,238
North America	345,745	305,222
Asia	521,864	431,401
Brazil and others	192,778	156,470

	1,997,066	1,642,331

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

22                                 Financial results

	March 31, 2015	March 31, 2014

Financial expenses
Interest on loans and financing	(101,084)	(136,732)
Capitalized financing costs	2,123
Loans commissions	(2,343)	(15,127)
Financial charges upon partial repurchase of Bond		(302,869)
Others	(9,126)	(18,241)

	(110,430)	(472,970)

Financial income
Financial investment earnings	15,987	25,637
Others (i)	20,555	7,049

	36,542	32,687

Gains (losses) on derivative financial instruments
Gain	20,980	178,652
Losses	(569,777)	(59,074)

	(548,797)	119,578

Gains (losses) on foreign exchange
Loans and financing	(1,301,736)	227,156
Other assets and liabilities (ii)	178,611	(76,328)

	(1,123,125)	150,828

Net	(1,745,810)	(169,877)

(i)             It includes the updating of the tax credits.

(ii)          Includes the effect of exchange foreign on cash and cash equivalents, trade accounts receivable, trade payable and others.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

23                                 Expenses by nature

	March 31, 2015	March 31, 2014

Cost of sales
Depreciation, depletion and amortization	(441,432)	(404,869)
Freight	(196,148)	(180,094)
Labor expenses	(115,535)	(105,151)
Variable costs (raw materials and miscellaneous materials)	(519,150)	(557,680)

	(1,272,265)	(1,247,794)

Selling expenses
Selling expenses (i)	(81,177)	(67,854)
Labor expenses	(6,492)	(5,832)
Operational leasing	(417)	(338)
Depreciation and amortization charges	(2,529)	(1,800)
Other expenses	(4,716)	(3,380)

	(95,331)	(79,204)

General and administrative
Labor expenses	(31,387)	(29,862)
Third-party services	(28,098)	(22,729)
Depreciation and amortization	(3,861)	(5,461)
Taxes and contributions	(1,996)	(1,881)
Operating leases and insurance	(1,974)	(1,495)
Other expenses	(5,452)	(6,943)

	(72,768)	(68,371)

Other operating (expenses) income
Program of variable compensation to employees	(16,973)	(18,988)
Tax credits	523	12,374
(Provision)/reversal of contingencies	(2,486)	8,502
Loss on disposal of property, plant and equipment	(3,488)	(733)
Others	1,829	4,586

	(20,595)	5,741

(i)             Includes handling expenses, storage and transportation expenses and sales commissions and others.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

24                                 Earnings per share

(a)                                Basic

The basic earnings per share is calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares.

	March 31, 2015	March 31, 2014

Numerator
Net income (loss) attributable to the shareholders of the Company	(569,360)	17,069

Denominator
Weighted average number of common shares outstanding	553,591,822	553,591,822

Basic earnings (loss) per share - in Reais	(1.028)	0.031

The weighted average number of shares in the presented periods is represented by a total number of shares of 553,934,646 issued and outstanding for the three-month period ended March 31, 2015 and 2014, without considering treasury shares, for total of 342,824 shares in the three-month period ended March 31, 2015 and 2014. In the three-month period ended March 31, 2015 and 2014 there were no changes in the number of shares of Company.

(b)                            Diluted

Diluted earnings per share are calculated by dividing net income attributable to the Company’s shareholders common shares by the weighted average number of common shares available during the year plus the weighted average number of common shares that would be issued when converting all potentially dilutive common shares into common shares:

March 31, 2015

Numerator
Loss attributable to the shareholders of the Company	(569,360)

Denominator
Weighted average number of common shares outstanding	553,591,822
Dilution effect
Stock options	349,091
Weighted average number of common shares outstanding adjusted according to dilution effect	553,940,913

Diluted loss per share - in Reais	(1.028)

There was no dilutive effect in the three-month period ended March 31, 2014.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at March 31, 2015

In thousands of Reais, unless otherwise indicated

25                                 Explanatory notes not presented

According to the requirements for disclosure contained in Circular-Letter CVM/SNC/SEP/ No. 003/2011, we presented explanatory notes to the annual financial statements detailing the financial instruments by category (Note 7), credit quality of financial assets ( Note 8), financial and operational lease agreements (Note 21), advances to suppliers (Note 22), the tax amnesty and refinancing program (Note 25), long term commitments (Note 26), shareholder’s equity (Note 27), benefits to employees (Note 28), compensation program based on shares (Note 29), insurance (Note 34), non-current assets held for sale (Note 36) and impairment testing (Note 37), that we omitted in the March 31, 2015 consolidated interim financial information because the assumptions, operations and policies have not seen any relevant changes compared to the position presented in the financial statements as At December 31, 2014.

In addition, the Company no longer has reportable segments to present as at March 31, 2015, therefore the Note regarding segment information was excluded.

*          *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO